Exhibit 2.2

Description of Rights of Each Class of Securities

Type and Class of Securities

Nano Dimension Ltd.’s (the “Company”) authorized share capital consists of 500,000,000 ordinary shares, NIS 5.00 par value per share (“Ordinary Shares”).

Registration Number and Objectives of the Company

Our registration number with the Israeli Registrar of Companies is 52-0029109. The Company’s objectives are set forth in Section 3(b) of the Company’s amended and restated articles of association and includes every lawful purpose, subject to the purposes of the Company specified in the Company’s Memorandum of Association.

The Powers of the Directors

The Company’s Board of Directors shall direct the Company’s policy and shall supervise the performance of the Company’s chief executive officer and his actions. The Company’s Board of Directors may exercise all powers that are not required under the Israeli Companies Law of 1999 (the “Companies Law”) or under the Company’s amended and restated articles of association to be exercised or taken by the Company’s shareholders.

Preemptive Rights

The Company’s Ordinary Shares are not redeemable and are not subject to any preemptive right.

Limitations or Qualifications

Not applicable.

Other Rights

Not applicable.

Rights of the Shares

Under the Companies Law and our amended and restated articles of association, the Company’s Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of the Company’s general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by a proxy or by a written ballot or by any other means, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon the Company’s dissolution, in the distribution of the Company’s assets legally available for distribution, on a per share pro rata basis.

All Ordinary Shares have identical voting and other rights in all respects.

Shareholder’s rights of inspection of the Company records

Pursuant to the Companies Law, shareholders have the right to inspect the Company’s documents that are specified below:

(1)	minutes of the general meetings;

(2)	the Company’s shareholders register and the register of substantial shareholders;

(3)	a document in the Company’s possession, relating to an act or transaction with interested parties that requires approval by the general meeting;

(4)	Articles of association and financial reports; and

(5)	any document that the Company must submit under the Companies Law and under any statute to the Companies Registrar or to the Israeli Securities Authority and that is available for public inspection at the Companies Registrar or the Israeli Securities Authority, as the case may be.

Transfer of shares

The Company’s fully paid Ordinary Shares are issued in registered form and may be freely transferred under the Company’s amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the ordinary shares are listed for trade. The ownership or voting of the Company’s Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

The Company’s Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of the Company’s directors, subject to the special approval requirements for external directors, if applicable, to the extent the Company is then required to elect external directors.

Under the Company’s amended and restated articles of association, the Company’s Board of Directors must consist of not less than three but no more than twelve directors, including, when the Company is required, two external directors who serve pursuant to the Companies Law. Pursuant to the Company’s amended and restated articles of association, each of the Company’s directors (other than, when applicable, external directors, for whom special election requirements apply under the Companies Law), will be appointed by a simple majority vote of holders of the Company’s voting shares, participating and voting at an annual general meeting of the Company’s shareholders. In addition, the Company’s directors (other than the external directors, when applicable), which may be elected only in annual meeting, are divided into three classes that are each elected at the third annual general meeting of the Company’s shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on the Company’s Board of Directors unless they are removed by a vote of 70% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s amended and restated articles of association. In addition, the Company’s amended and restated articles of association allow the Company’s Board of Directors to fill vacancies on the Board of Directors or to appoint new directors up to the maximum number of directors permitted under the Company’s amended and restated articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. The Company is not currently required to have external directors serving on the Company’s Board of Directors, based on an exemption that the Company has elected to be governed by under the Companies Law regulations.

Annual and Special Meetings

Under the Israeli law and our articles of association, the Company is required to hold an annual general meeting of the Company’s shareholders once every calendar year, at such time and place which shall be determined by the Company’s Board of Directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. The Company’s Board of Directors may call special general meetings whenever it sees fit and upon the written request of: (a) any two of the Company’s directors or of one quarter of the members of the Board of Directors in office at such time; and/or (b) one or more shareholders holding, in the aggregate, 5% of the Company’s issued and outstanding share capital and at least one percent of the voting rights in the Company or a shareholder, one or more, who owns at least 5% of the voting rights in the Company (the “Non Exempted Holding”). However, under a new exemption applicable as of March 12, 2024, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

Resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s amended and restated articles of association;

●	the exercise of the Company’s Board of Director’s powers if the Company’s Board of Directors is unable to exercise its powers;

●	appointment or termination of the Company’s auditors;

●	appointment of directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of the Company’s authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our articles of association require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, as the case may be, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the chairman of the board or his relative to serve as the general manager or to exercise his powers and approval of the general manager or his relative to serve as the chairman of the board or to exercise his powers,, notice must be provided at least 35 days prior to the meeting.

Quorum

Under our amended and restated articles of association, the quorum required for the Company’s general meetings consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned either to (1) the same day of the following week, at the same hour and in the same place, (2) to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, or (3) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (1) above). If no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

The Company’s amended and restated articles of association provide that all resolutions in the Company’s shareholders’ meetings require a simple majority of the vote of the shareholders attending the general meeting, unless otherwise required under the Companies Law or the Company’s amended and restated articles of association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot. The Company’s amended and restated articles of association do not provide the Company’s shareholders with any cumulative voting rights.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Rights to Own Ordinary Shares

There are no limitations on the right to own the Company’s securities.

Provisions Restricting Change in Control of the Company

There are no specific provisions of the Company’s amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or the Company’s subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its Board of Directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shares and, in the case of the target company, also a majority vote of each class of its shares.. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger will be subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders instead. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but did not receive the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received a shareholders’ approval as a private placement intended to make the offeree a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, and may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request from the court appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

The Companies Law provides that any resolution to change the articles of association so that a certain provision may only be changed by a special majority of the shareholders (as shall be defined in such resolution) shall require the same special majority of the shareholders.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

The Rights Agreement

On January 23, 2024, our Board of Directors adopted a rights plan, or the Rights Plan, which replaced our prior rights agreement that expired by its terms, to protect the interests of its shareholders. The Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (as defined below). Our Board of Directors has authorized, pursuant to the Rights Plan, the issuance, on February 6, 2024, of one special purchase right, or the Right, for every ADS, each ADS representing one Ordinary Share, outstanding at the close of business on February 5, 2024. The Rights will initially trade with, and will be inseparable from, the corresponding ADSs. The Rights are evidenced only by the balances indicated in the ADS register maintained by The Bank of New York Mellon, or the Depositary, with respect to uncertificated ADSs or, in the case of certificated ADSs, the certificates that evidence those ADSs. New Rights will accompany any new ADSs that are issued from February 6, 2024 until the earliest of the Distribution Record Date (as defined below), the Redemption Date (as defined below) and the Final Expiration Date (as defined in the Rights Agreement).

The Rights were issued pursuant to a Rights Agreement, dated as of January 25, 2024, or the Rights Agreement, between us and The Bank of New York Mellon, in its capacity as rights agent, or the Rights Agent. Each Right will allow its holder to purchase from the Company one-half of one (0.5) ADS, at a purchase price of $0.01 per ADS, once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights or other rights as an ADS holders of the Company.

The Rights will not be exercisable until we, after consultation with the Rights Agent, determine the distribution date for the Rights which shall be as soon as practicable after the earlier of: (a) the close of business on the tenth (10th) day after the public announcement or public disclosure that a person or group has become an Acquiring Person by obtaining beneficial ownership of 10% or more of the Company’s outstanding Ordinary Shares (subject to the parameters and exceptions described below and in the Rights Agreement), except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board of Directors; or (b) the close of business on the tenth (10th) day (or a date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group consummates a tender or exchange offer (except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board of Directors) which, if consummated, would result in that person or group becoming an Acquiring Person. The earlier of such dates, upon which the Rights become exercisable, is referred to as the Distribution Record Date.

If a person’s beneficial ownership of the then-outstanding Ordinary Shares as of the time of the public announcement of the declaration of the Rights is at or above 10% (including through entry into certain derivative positions), that person or group’s then-existing ownership percentage would be grandfathered and would not trigger the exercisability of the Rights, as that person will not be deemed to be an Acquiring Person. However, the Rights would become exercisable (and such Person will be deemed to be an Acquiring Person) if at any time after such announcement, (i) the person increases its ownership percentage to an amount equal to or greater than the greater of (1) 10% and (2) the sum of (I) the lowest number of Ordinary Shares beneficially owned by such person as a percentage of the outstanding Ordinary Shares as of any time from and after the time of the public announcement of the declaration of the Rights and (II) 0.001% or (ii) would have been an Acquiring Person under that certain Rights Agreement by and between the Company and the Rights Agent dated as of January 27, 2023 prior to the expiration of the rights issued under such agreement.

Until the Distribution Record Date, the balances in the register maintained by the Depositary with respect to uncertificated ADSs or, in the case of certificated ADSs, the certificates evidencing those ADSs will also evidence the Rights, and any transfer of ADSs will also constitute a transfer of Rights. After the Distribution Record Date, the Rights will separate from the ADSs and be evidenced solely by entries in the register maintained by the Rights Agent, or, in the case of certificated Rights, by Right certificates. Any Rights held by an Acquiring Person or any Associate or Affiliate thereof are void and may not be exercised.

If a person or group becomes an Acquiring Person, then beginning on the Distribution Record Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per one ADS, purchase one-half of one (0.5) ADS.

If the Company is later acquired in a merger or similar transaction after the Distribution Record Date, each holder of a Right except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per ADS, purchase, in lieu of ADSs representing Ordinary Shares, one (1) times the number of securities of the acquiring corporation, that each ADS holder of the Company is entitled to for each Ordinary Shares.

An “Acquiring Person” is any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Ordinary Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any shares issued and/or issuable pursuant to a Permitted Offer or under a benefit or share ownership plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the sole result of an acquisition of Ordinary Shares by the Company which, by reducing the number of Ordinary Shares of the Company outstanding, increases the proportionate number of Ordinary Shares of the Company beneficially owned by such Person to 10% or more of the Ordinary Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 10% or more of the Ordinary Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Ordinary Shares of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Ordinary Shares, so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

The Board of Directors may, at its option, at any time prior to such time that any Person becomes an Acquiring Person, for no consideration, redeem all but not less than all the then outstanding Rights (the effective date of redemption, or the Redemption Date. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon the effectiveness of the action of the Board of Directors ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the Company may terminate the Rights Agreement.

The Board of Directors may, at its option, at any time after any person becomes an Acquiring person, determine, and instruct the Rights Agent, to exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for ADSs at an exchange ratio of one-half of one (0.5) ADS per Right, appropriately adjusted to reflect any adjustment in the number of Rights (the “Exchange Ratio”). However, the Board of Directors will not be empowered to effect such exchange at any time after any person (other than the Company, any Subsidiary of the Company, any employee benefit or stock ownership plan of the Company or any such Subsidiary, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such person, becomes the Beneficial Owner of 50% or more of the Ordinary Shares then outstanding.

Immediately upon the action of the Board of Directors ordering the foregoing exchange, the right to exercise the Rights that are to be exchanged will terminate and the only right thereafter of a holder of such Rights shall be to receive that number of ADSs equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In the event that there shall not be sufficient Ordinary Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company will take all such action as may be necessary to authorize additional Ordinary Shares for issuance upon exchange of the Rights.

Our Board of Directors may adjust the purchase price of the ADSs, the number of ADSs issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the Ordinary Shares or ADSs. No adjustments to the exercise price of less than 1% will be made.

The terms of the Rights Agreement may be amended by our Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board of Directors may not amend the Rights Agreement in a way that adversely affects holders of the Rights. The Rights will expire on January 25, 2025.

Borrowing Powers

Pursuant to the Companies Law and the Company’s amended and restated articles of association, the Company’s Board of Directors may exercise all powers and take all actions that are not required under law or under the Company’s amended and restated articles of association to be exercised or taken by the Company’s shareholders, including the power to borrow money for company purposes.

Differences between law of different jurisdictions

Not applicable.

Changes in the Company’s Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of the Company’s share capital into shares of larger nominal value than the Company’s existing shares;

●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from the Company’s share capital.

Debt Securities

The Company does not have any debt securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Warrants and Rights

The Company does not have any warrants or rights that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Name of the Depositary

The Bank of New York Mellon, as depositary, will register and deliver (ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the Bank of New York Mellon. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street New York, NY 10286.

American Depositary Shares

A holder of the Company’s ADSs (the “Holder”) may hold ADSs either (A) directly (i) by having American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the Holder’s name, or (ii) by having uncertificated ADSs registered in the Holder’s name, or (B) indirectly by holding a security entitlement in ADSs through the ADS Holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If the Holder hold ADSs directly, the Holder is a registered ADS holder, also referred to as an ADS holder. This description assumes the Holder is an ADS holder. If the Holder holds the ADSs indirectly, the Holder must rely on the procedures of the Holder’s broker or other financial institution to assert the rights of ADS holders described in this section. The Holder should consult with his broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, the Company will not treat the Holder as one of the Company’s shareholders and the Holder will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying the Holder’s ADSs. As a registered holder of ADSs, the Holder will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, the Holder should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will the Holder receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. The Holder will receive these distributions in proportion to the number of shares the Holder’s ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution the Company pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the Holder may lose some or all of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares the Company distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.

If the Company offers holders of the Company’s securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, the Holder will receive no value for them.

The depositary will exercise or distribute rights only if the Company ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary.

U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be able subject to restrictions on transfer.

Other Distributions.

The depositary will send to ADS holders anything else the Company distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what the Company distributed and distributes the net proceeds, in the same way as it does with cash. Or, it may decide to hold what the Company distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from the Company that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. The Company has no obligation to register ADSs, shares, rights or other securities under the Securities Act. The Company also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that the Holder may not receive the distributions the Company makes on the Company’s shares or any value for them if it is illegal or impractical for the Company to make them available to the Holder.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if the Holder or the Holder’s broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the Holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

The Holder may surrender his ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the Holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share of other security. The depositary may charge the Holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

The Holder may surrender his ADR to the depositary for the purpose of exchanging the Holder’s ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do the Holder vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If the Company request, the depositary to solicit the Holder’s voting instructions (and the Company is not required to do so), the depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials to them if the Company asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of the State of Israel and of the Company’s articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If the Company does not request the depositary to solicit the Holder’s voting instructions, the Holder can still send voting instructions, and, in that case, the depositary may try to vote as the Holder instruct, but it is not required to do so.

Except by instructing the depositary as described above, the Holder won’t be able to exercise voting rights unless the Holder surrender the Holder’s ADSs and withdraw the shares. However, the Holder may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

The Company cannot assure the Holder that the Holder will receive the voting materials in time to ensure that the Holder can instruct the depositary to vote the Holder’s shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that the Holder may not be able to exercise the Holder’s right to vote and there may be nothing the Holder can do if the Holder’s shares are not voted as the Holder requested.

In order to give the Holder a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if the Company requests the Depositary to act, the Company agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Listing

The Company’s ADSs are listed on the Nasdaq Capital Market under the symbol “NNDM.”